February 21, 2008

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	A.D.A.M., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 filed on March 27, 2007
Forms 8-K filed on May 9, August 7, and November 6, 2007
File No. 000-26962

Dear Ms. Collins:

A.D.A.M., Inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letters dated November 20, 2007 and January 18, 2008 (the “Comment Letters”) relating to the above referenced filings. For your convenience, we have repeated the relevant comments contained in the Comment Letters below in bold type before our response.

Letter Dated November 20, 2007

Forms 8-K filed on May 5, August 7, and November 6, 2007

4.	We note your GAAP to Non-GAAP reconciliation in the Forms 8-K noted above. We believe the non-GAAP operating statement columnar format appearing in these Forms 8-Ks may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Letter Dated January 18, 2008

Forms 8-K filed on May 5, August 7, and November 6, 2007

4.	We have reviewed your response to prior comment 4 concerning non-GAAP operating statement columnar format. We continue to have concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe it should be removed.

Company Response:

The Company notes the Staff’s comments and submits that in future filings it will change the manner of its disclosure of non-GAAP measures in response to this request as shown in the format in Attachment 1. This presentation includes reconciliations of only individual non-GAAP measures (i.e., line items, subtotals, etc.) and does not contain lines or items that are not adjusted or otherwise used in the reconciliations presented.

We believe that the reconciliations in Attachment 1 comply with all requirements set forth by Regulation S-K, Item 10 (e) on the use of non-GAAP Financial Measures and all of the criteria set forth in Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Regulation S-K, Item 10(e)(i)(B) states that a reconciliation may be presented by schedule or other clearly understandable method. We believe that the attached reconciliations are an appropriate use of the schedule format suggested by the regulation and does not imply that the reconciliation has been prepared under a comprehensive set of accounting rules or principles. Our press releases will also include a full statement disclosing the reasons for the non-GAAP presentation and the reasons that management uses the non-GAAP measures (as per Attachment 1 from our letter of January 14, 2008 to the Staff.)

*    *    *    *

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at 770.980.0888 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Mark Adams
Mark Adams
Chief Financial Officer, A.D.A.M., Inc.

Attachment 1

A.D.A.M., Inc.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures (1)

Third Quarter, 2007 and 2006

(numbers in thousands, except per share data)

	Three Months Ended September 30,
	2007 GAAP	2007 Non-GAAP	2006 GAAP	2006 Non-GAAP	% Increase/ Decrease

Reconciliation of GAAP Operating Income, Net Income and EPS to Non-GAAP measures.

GAAP Operating Income	1,345	1,345	680	680	97.8%

Stock-based compensation (2)		255		255
Amortization of purchased intangibles (3)		188		99

Non-GAAP Operating Income		1,788		1,034	72.9%

GAAP Net Income	788	788	486	486	62.1%

Stock-based compensation (2)		255		255
Amortization of purchased intangibles (3)		188		99

Non-GAAP Net Income		1,231		840	46.5%

Diluted Earnings Per Share	$0.07	$0.12	$0.05	$0.08

Diluted shares outstanding	10,587	10,587	10,096	10,096

Reconciliation of GAAP Net Income to Adjusted EBITDA is as follows:

GAAP Net Income		788		486

Depreciation		114		55
Amortization of software development		183		158
Stock-based compensation (2)		255		255
Amortization of purchase intangibles (3)		188		99
Interest expense (income)		557		194

Adjusted EBITDA		$2,085		$1,247

(1)	This presentation includes non-GAAP measures. Our non-GAAP measures are not meant to be considered as a substitute for comparable GAAP measures and should be read only in conjunction with our condensed financial statements prepared in accordance with GAAP and our press release, which explains our use of non-GAAP measures.
(2)	Stock-based compensation related to non-cash charges for stock options and variable stock compensation expense.
(3)	Amortization of customer list and purchased software acquired with Online Benefits.

A.D.A.M., Inc.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures (1)

Third Quarter Year-to-Date, 2007 and 2006

(numbers in thousands, except per share data)

	Nine Months Ended September 30,
	2007 GAAP	2007 Non-GAAP	2006 GAAP	2006 Non-GAAP	% Increase/ Decrease

Reconciliation of GAAP Operating Income, Net Income and EPS to Non-GAAP measures.

GAAP Operating Income	3,932	3,932	2,082	2,082	88.9%

Stock-based compensation (2)		495		120
Amortization of purchased intangibles (3)		565		99

Non-GAAP Operating Income		4,992		2,301	116.9%

GAAP Net Income	2,115	2,115	2,165	2,165	-2.3%

Stock-based compensation (2)		495		120
Amortization of purchased intangibles (3)		565		99

Non-GAAP Net Income		3,175		2,384	33.2%

Diluted Earnings Per Share	$0.20	$0.31	$0.21	$0.24

Diluted shares outstanding	10,326	10,326	10,079	10,079

Reconciliation of GAAP Net Income to Adjusted EBITDA is as follows:

GAAP Net Income		2,115		2,165

Depreciation		330		131
Amortization of software development		441		535
Stock-based compensation (2)		495		120
Amortization of purchase intangibles (3)		565		99
Interest expense (income)		1,813		(83)

Adjusted EBITDA		$5,759		$2,967

(1)	This presentation includes non-GAAP measures. Our non-GAAP measures are not meant to be considered as a substitute for comparable GAAP measures and should be read only in conjunction with our condensed financial statements prepared in accordance with GAAP and our press release, which explains our use of non-GAAP measures.
(2)	Stock-based compensation related to non-cash charges for stock options and variable stock compensation expense.
(3)	Amortization of customer list and purchased software acquired with Online Benefits.